Filed Pursuant to Rule 433

Registration Statement No. 333-223208

Capped Leveraged Index Return Notes® (CAPPED LIRNs®)

Capped LIRNs® Linked to an Emerging Markets ETF Basket
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately 2.5 years
Market Measure

An equally weighted emerging markets ETF basket comprised of the iShares® MSCI Brazil ETF (Bloomberg symbol: “EWZ”), the iShares® MSCI India ETF (Bloomberg symbol: “INDA”), the KraneShares CSI China Internet ETF (Bloomberg symbol: “KWEB”) and the Xtrackers Harvest CSI 300 China A-Shares ETF (Bloomberg symbol: “ASHR”).

Payout Profile at Maturity

•  2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100.00% of the principal amount at risk

Participation Rate	200%
Capped Value	[$12.80 to $13.20] per unit, a [28.00% to 32.00%] return over the principal amount, to be determined on the pricing date.
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465920006585/tm205474-15_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	There are liquidity and management risks associated with the Market Measure.
•	Your return on the notes may be affected by exchange rate movements and factors affecting international securities markets.
•	There are risks associated with emerging markets.
•	The INDA, the KWEB and the ASHR have limited actual historical information.
•	There are risks associated with non-U.S. companies.
•	The KWEB is subject to concentrated risks associated with the internet sector in China.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
0.00%(1)	$10.00	0.00%
5.00%	$11.00	10.00%
10.00%	$12.00	20.00%
15.00%	$13.00(2)	30.00%
20.00%	$13.00	30.00%
30.00%	$13.00	30.00%
40.00%	$13.00	30.00%
50.00%	$13.00	30.00%
60.00%	$13.00	30.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

 HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.